Exhibit 99.2

PRESS RELEASE

TotalEnergies pursues its development in floating offshore
wind with the start of construction of a first farm in France

Paris, May 10, 2022 – TotalEnergies is pleased to announce the start of construction of the Eolmed project, operated by Qair and in which TotalEnergies has a 20% stake. This 30 MW project is located more than 18 km off the coast of Gruissan and Port la Nouvelle (Occitan region). The start of production is expected by 2024.

The wind farm will consist of three 10 MW wind turbines mounted on steel floats and connected to the French Electricity Transmission Network (RTE) by an underwater cable.

The project meets the objectives of the partners to ensure its good environmental integration and to promote the know-how of the Occitanie Region thanks to the involvement of all the stakeholders. Eolmed is part of the Occitanie Region's strategy to relocate industrial production: the consortium has chosen a joint venture formed by Matière and Ponticelli to produce the floats in Bagnac-sur-Célé (Lot) and Port-la-Nouvelle (Aude). This joint venture will benefit from the port's new infrastructure and will mobilize more than 600,000 man-hours of work across Occitania.

This project is part of TotalEnergies’ strategy to develop floating wind energy, which allows access to deeper sites, further from the coast, and to take advantage of greater wind resources. The Company is developing this technology in France and abroad through several projects at different stages of development:

▪	In France, In addition to the Eolmed project in the Mediterranean Sea, the Company is participating in a tender in Brittany to develop a floating wind farm with Green Investment Group and Qair,

▪	In South Korea, TotalEnergies is developing a portfolio of over 2 GW of floating offshore wind with Green Investment Group,

▪	In the UK, TotalEnergies is developing the 96 MW Erebus project in the Celtic Sea with its partner Simply Blue Energy,

▪	In the United States, TotalEnergies launched the TotalEnergies SBE US joint venture with Simply Blue Group to contribute to the growth of floating wind in the country.

“We are proud to contribute through Eolmed to France’s development in floating offshore wind, a very promising segment in which TotalEnergies notably brings its extensive experience in offshore projects. Together with our partners, we will mobilize our know-how and our best resources to meet the technological and industrial challenges of this project, which meets the dual objective of developing local content while providing renewable energy,” said Olivier Terneaud, VP Offshore Wind at TotalEnergies.

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TotalEnergies and offshore wind

TotalEnergies is already developing a portfolio of offshore wind projects with a total capacity of more than 10 GW, of which 2/3 are bottom-fixed and 1/3 are floating. These projects are located in the United Kingdom (Seagreen project, Outer Dowsing, Erebus, ScotWind), South Korea (Bada project), Taiwan (Yunlin project), France (Eolmed project) and the United States (New York Bight project). The Company has also been qualified to participate in competitive tenders in the US, UK and France, and will also participate in tenders in Norway and Poland.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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About Qair

Qair is an independent producer of exclusively renewable energy developing, financing, constructing, and operating wind, solar, hydroelectric and green hydrogen production projects on own account. Active in 16 countries across Europe, Latin America, Africa and Asia, with its 300 employees committed to the energy transition, Qair’s ambition is to become an independent leader in responsible energy.

Its subsidiary Qair Marine, dedicated to the development of renewable marine energies, mainly owns the EolMed project: a 30 MW floating offshore wind farm off the coast of Gruissan (Aude) and has contributed to the maintenance and operation of FloatGen, the first French floating wind turbine. (www.qair.energy)

TotalEnergies Contacts

•	Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

•	Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Qair Contact

•	Communication: communication@qair.energy

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.